Exhibit (a)(7)

FORM OF CONFIRMATION LETTER TO OPTIONHOLDERS
PARTICIPATING IN THE EXCHANGE OFFER

Date:
To:
From:	Applied Energetics, Inc.
Re:	Confirmation of Acceptance of Election Form

Thank you for your submission of the Election Form. We confirm with this letter that we have accepted your Election Form and have cancelled your Eligible Option(s) that you tendered for exchange. Subject to the other terms and conditions of the Exchange Offer, the exercise price of the New Option(s) is the closing price of Applied Energetics common stock on Nasdaq on the Replacement Grant Date, which was March 6, 2009. Each New Option granted covers fifty percent (50%) of the number of shares of  Applied Energetics common stock as the surrendered Eligible Option to which the New Option relates. The New Option vests immediately and expire three (3) years from the Replacement Grant Date.

We will shortly be sending you option agreement relating to the New Options.

In the meanwhile, if you have any questions, please send us an email at kwallace@appliedenergetics.com. or call us at 520-628-7415.

Capitalized terms used in this confirmation letter are described and defined in the Offer to Exchange Certain Outstanding Stock Options to Purchase Common Stock  for New Stock Options, dated February 5, 2009.